

March 28, 2011

<u>Via Facsimile</u>
Mr. Dror Svorai
President and CEO
InfoSpi, Inc.
19495 Biscayne Blvd
Suite 411
Aventura, FL 33180

> **Re:** **InfoSpi, Inc**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2011**
> **Supplemental Response submitted March 15, 2011**
> **File No. 000-53104**

Dear Mr. Svorai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Item 9. Changes in and disagreements with Accountants on Accounting and Financial Disclosure, page 24

1. We note your response to prior comment nine that you will file an Item 4.01 Form 8-K providing the disclosures required by Item 304 of Regulation S-K regarding change in accountants from Stan J.H. Lee CPA to Cornell, Beall & Leigh LLC. In addition, as stated in our prior comments, you need to revise the disclosures here under Item 9 also. Please tell us when you plan to file the required Item 4.01 Form 8-K.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 24

2. We note your revised disclosure in response to prior comment four. We note prior management concluded your disclosure controls and procedures were effective and now such conclusion has been changed to ineffective by current management. As such, please revise to include the conclusion on the effectiveness of disclosure controls and procedures based on the evaluation by your current certifying officer(s).

Management's Annual Report on Internal Control Over Financial Reporting, page 25

3. We note your revised disclosure in response to prior comment three. However you have not included the current certifying officer(s) conclusions on the effectiveness of internal control over financial reporting in accordance with Item 308T of Regulation S-K.   Please revise.

Form 10-Q/A for Quarter Ended March 31, 2010

Item IV. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 11

4. We note your revised disclosure that your prior management concluded that disclosure controls and procedures were effective as of the end of the quarterly period covered by this report. However, you need to include in this section conclusions on the effectiveness of disclosure controls based on the evaluation by the current certifying officer(s). We also note similar disclosure issues in your amended Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010.   Please tell us how the omission of various disclosure-related issues detailed in our comments previously and herewith along with your conclusion that your internal controls over financial reporting are not effective impact management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the quarterly period covered by your Form 10-Q. If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.   Alternatively, please amend your Form 10-Q to disclose current management's revised conclusions on the effectiveness of your disclosure controls and procedures (i.e., not effective as of the end of the quarterly period covered by the report).

Changes in Internal Controls, page 13

5. We note your revised disclosure that <u>significant changes were implemented</u> during the quarterly period covered by quarterly report. However you have not disclosed those changes. We also note similar disclosure issues in your amended Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010. It appears from your disclosures that changes in internal controls were implemented <u>subsequent</u> to the quarterly period covered by the report. Please revise or advise. If you continue to believe changes were implemented, please revise to specifically disclose in detail any change in internal control over financial reporting that occurred during the quarterly period covered by the report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

Other Exchange Act Reports

6. Please file an Item 4.02 Form 8-K to report that the financial statements included in the Forms 10-Q for the interim periods ended September 30, 2009, March 31, 2010 and June 30, 2010 and the Form 10-K for the year ended December 31, 2009, as originally filed, are not to be relied upon due to errors contained within. The previous Item 4.02 Form 8-K filed on December 14, 2010 addressed only the fact that the financial statements were not to be relied upon because the auditor was not registered with the PCAOB. Since no other reason for filing that Form 8-K was disclosed, it appears that management had not yet concluded that the financial statements contained errors. Accordingly, a new Item 4.02 Form 8-K is required for that subsequent and distinct conclusion.

Form 8-K filed February 22, 2011

7. We note your response to prior comment 10. However you have not demonstrated why you were not a shell company prior to the acquisition of NexPhase Lighting Inc. The existence of pending agreements does not provide a sufficient basis to conclude that you are a shell. A shell company is defined as a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. Refer to Rule 12b-2 of the Exchange Act. In addition, please note that a registrant's operations are deemed nominal if the registrant sells, discontinues or otherwise disposes of said operations before, upon completion of, or shortly after a business combination with another company as contemplated by the guidance within footnote 32 of SEC Release 33-8587 which is available on our website at http://www.sec.gov/rules/final/33-8587.pdf. In this regard, please file a Form 8-K that includes Form 10 information for NexPhase Lighting immediately or explain to us why you believe your existing operations and assets are not nominal and also explain to us whether you plan to sell, discontinue or otherwise terminate your existing operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services